

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2013

E-Mail
Mr. James R. Segreto
Chief Financial Officer
SPAR Group, Inc.
333 Westchester Avenue
South Building, Suite 204
White Plains, NY 10604

> **Re: SPAR Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 18, 2013**
> **File No. 000-27408**

Dear Mr. Segreto:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 8-K Filed October 18, 2013

1. Please amend your Form 8-K to clearly state whether each of Rehmann Robson and Gossler, Sociedad Civil, Member Crowe Horwath International resigned, declined to stand for re-election or were dismissed and the date this occurred. Based on your disclosures, we assume that these firms were dismissed. Refer to Item 304(a)(1) of Regulation S-K.

2. Please amend your Form 8-K to disclose whether during the years ended December 31, 2012 and 2011 and any subsequent interim period through the date of engagement you consulted with BDO USA, LLP (BDO) regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by BDO, in either case where written or oral advice

provided by BDO would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and any of your former auditors (Rehmann Robson and Gossler, Sociedad Civil), or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

3. Please file updated Exhibit 16 letters with your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.


Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief


Cc: Lawrence David Swift, Esq.